Sarah M. Patterson
Counsel
Law Department
Direct Dial: (860) 843-6085
Fax: (860) 843-8665

December 15, 2010

Michael L. Kosoff, Esq.

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

Washington, DC 20549-8629

Re:	Hartford Life Insurance Company Separate Account Seven
Registration Statement on Form N-4
File Nos. 333-136547: 811-04972

Dear Mr Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions from December 9 and December 14, 2011:

1.              Fee Summary (p. 4)

a.               Please clarify the last sentence of footnote 4.  (i.e., does this mean the distribution charge is deducted from subaccount value or is the charged assessed only against the premium payments that were allocated to the subaccounts.)  Also, please provide additional disclosure as to the operation of the withdrawal charge on page 25 of the prospectus along the same line as the information addressed by this comment.

Response:  Agreed.  We added language to clarify that the distribution charge is not taken from the Fixed Accumulation Feature, it is only taken from the Sub-Accounts.

b.              Please revise footnote 8 to state that this option is no longer offered and that it is described in Appendix E.

Response:  Agreed.

2.              Annual Fund Operating Expenses (pp. 5 – 6)

Please revise the values in the underlying fund annual operating expenses fee table for the Hartford Index HLS Fund as the currently reflected values are not accurate.  In addition, please make a corresponding change to the range of annual fund operating expenses, if applicable.

Response:  Agreed.

3.              Example (p. 8)

Please confirm supplementally the accuracy of the expense example.  (i.e., With respect to class B shares, it is unclear why in year 1, not surrendering your contract has higher expenses than annuitizing your contract.  With respect to class A shares, it is unclear why annuitizing your contract has lower expenses than holding or surrendering your contract.)

Response: We confirm the accuracy of the expense examples.  In each of the examples referenced above, annuitizing the contract had lower expenses because upon annuitization, Contract Owners do not pay the Annual Maintenance Fee or rider fee(s).

4.              Personal Pension Account Payouts (p. 14)

In the last sentence of the second paragraph, please clarify supplementally whether the underlined disclosure is correct or whether you intend to refer to the lifetime payout at the end of the period certain.

Response:  The underlined disclosure was added to clarify that we intend to refer to the payout(s) arising after the Guaranteed Payout Duration in connection with making a full contract replacement. We amended this language for clarity.

5.              Death Benefit (p. 15)

Please revise the sentence with the added text for clarity (i.e., add the word “and” after the added text).

Response:  Agreed.

6.              Front-End Sales Charge (p. 25)

Please remove the first sentence of the third paragraph of this section as the added disclosure appears misplaced. (i.e., what proceeds are you talking about?)

Response:  Agreed.  The sentence was misplaced.

7.              MAV Death Benefit (pp. 35 - 39)

The disclosure describes how the MAV is affected by subsequent withdrawals, but does not describe the impact of subsequent premium payments on the MAV.  Please include disclosure that describes how subsequent premium payments affect the MAV (e.g., on a proportionate basis or on a dollar-for-dollar basis).

Response:  Agreed.  We added disclosure to describe how the MAV is affected by subsequent Premium Payments.

8.               Return of Premium Death Benefit II (p. 39)

Please revise the objective to state that the death benefit is “equal to the greater of contract value and premium payments adjusted for surrenders.”  (This is consistent with the objective in the MAV death benefit disclosure on p. 35.)

Response:  Agreed.

9.              Table of Contents (Appendix A-1)

Please revise the table of contents for clarity. The MAV and Return of Premium death benefits examples are listed twice.  Please also revise the numbering system so it does not appear that the death benefit examples are associated with the Personal Pension Account.

Response:  Agreed.

10.       Tandy Representation

Response:  Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Respectfully submitted,

/s/ Sarah M. Patterson

Sarah M. Patterson

cc:	Michael Kosoff (SEC)
Richard J. Wirth (Hartford)